Filed by Paramount Global

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Paramount Global (SEC File No.: 001-09553)

Date: July 9, 2024

The Town With Matt Belloni: Skydance’s David Ellison on His Plans for Paramount

July 8, 2024

Transcript

It’s Monday, July 8th. It’s happening. It finally happened more than six months after I first reported in my puck newsletter that David Ellison was talking to Shari Redstone about buying Paramount Global, the company behind the movie Studio, CBS Paramount plus Pluto tv, the cable networks, and after one soap opera turn after another, including Redstone walking away from a fully negotiated deal the morning it was supposed to be approved by a committee. Every board. Now it’s back on and not just on it’s press release official, it’s memos to the staff official, and now it’s interview on the town official. The terms of this deal are complicated, but not that different from what we’ve discussed previously on the show, Skydance is investing about $8 billion into Paramount into Choir National Amusements, the Redstone family holding company that controls Paramount. The deal gives National amusements an enterprise value of about $2.4 billion, which includes 1.75 billion in equity.

(01:43):

Skydance, on the other hand, is being valued at 4.75 billion in the deal, very high and Paramount’s non-voting stockholders. Those are the B shareholders, the ones who were annoyed that Shari was making out a lot better in this deal. They can cash out at $15 per share, well above the 11 and change that the company has been trading at. The voting stockholders can sell at $23 per share. That’s the control premium. So you might be asking, wasn’t this deal dead? Yes, it was. But last week Ellison upped the dollar amount for the Red Stones slightly and gave her a couple other sweeteners. And like I’ve been saying from the beginning, money wins here. David and his very wealthy father, Larry Ellison, ultimately got what they wanted here. That doesn’t necessarily mean this long National Nightmare’s over. There’s the 45 day Go shop period. That’s where other Paramount bidders can try to offer a better deal than Ellison did.

(02:35):

We’ll see if that happens though, because there’s a $400 million breakup fee. So good luck to Barry Diller and Edgar Bronfman Jr. And the other suitors. But if this deal closes, which they say will be in mid to late 2025, there are many narratives here. But first and foremost, there’s the narrative of a new studio mogul in town. David Ellison has been around. Of course, Skydance makes Mission Impossible movies and a lot of other stuff, but he is just 41 years old and he will now control a lot of very influential media assets, including a iconic film studio studio, a lot here in la, CBS news, tons of other stuff. So I wanted to get him on the show to talk about it all today. David zoomed in from these Skydance offices with Gerry Cardinal of Redbird Capital. He was the lead deal guy and backer of this new company, and we really get into it. So today, it’s David Ellison, the new millennial mogul at Paramount from the Ringer and Puck. I’m Matt Belloni, and this is the Town. All right, we are here with David Ellison, CEO of Skydance Media, and Gerry Cardinal, who is the founder and managing partner of Redbird Capital. Welcome guys

David Ellison (03:48):

To be here. Thank you for having us.

Matt Belloni (03:50):

It looks like you’re in some kind of a war room. Was this where the deal got done

David Ellison (03:54):

There? There are a lot of, uh, basic meetings about the deal in this room, but actually no. I think we were all, uh, dispersed over the fourth when we actually got to the finish line.

Matt Belloni (04:00):

Okay, first question. I know you’re a big aviator, so have you decided where on the paramount lot you were going to put the helicopter pad? Uh,

David Ellison (04:11):

<laugh> the question there, there will not be one.

Matt Belloni (04:15):

Oh, well, I mean, if you’re gonna buy a movie studio and get the lot, why not have a freaking helicopter pad?

David Ellison (04:21):

Uh, the, the, uh, actual answer is it’s a, gets a, a regulation is to land a helicopter inside of Los Angeles City limits. So, uh, the federal government prohibits it.

Matt Belloni (04:30):

Okay, well, whatever laws. All right. So we’re gonna talk a little bit about this deal because I think the entertainment community is sort of cautiously optimistic. There’s a lot of sentiment that people were rooting for you guys to get this deal. The options, the other potential options on the table. Uh, were, you know, break up the company, merge it with Sony. I don’t know, I don’t even know how real those potential deals even were, but you guys at least have been talking a game about keeping this company relatively intact, and that was very important to Shari Redstone and why she favored you guys, one of the reasons why she favored you guys. Um, there’s a bear case here though that says that’s basically impossible. That the years of mismanagement of this company and the, you know, secular declines in television and all of the problems associated with the industry in general, that this deal is sort of too late. You know, you can write a great press release about tech and innovation and bringing new insights and, and all the things that you bring money and everything, but that this is just too big of a salvage job. What is your response to that?

David Ellison (05:56):

My response to that is, I, I completely disagree with that assessment. Mm-Hmm, <affirmative>, uh, you know, I think when you look at, uh, basically the, the assets that Paramount controls, several of ‘em are completely irreparable, right? I mean, you have a hundred plus year old basically library and Paramount pictures. You have an unbelievable reach asset and television library and CBS amazing brands in the kid and family face and Nickelodeon, MTV, um, you know, so the portfolio we think is, uh, is pretty remarkable. Uh, with Skydance, you have a, you know, next generation pure play content engine. And the way that we really kind of evaluate and, and, and look at this is when you think about what next was when it went into Apple, what Pixar was when it went into Disney, um, you can really take the, the pure play content engine that we’ve obviously built at Skydance, both that you plug that into Paramount and the already very significantly talented leadership team and artists, uh, that are obviously working there and, and really rejuvenate and reinvigorate the company.

(06:56):

Um, you know, kind of our core, our, our, our core thesis here is to really have paramount be the number one destination for best in class storytellers. Uh, you know, as well as I do that basically artists of the lifeblood of this industry. And first and foremost, uh, paramount is a content company and will continue to be a content company. But in addition to that, when you look at the amount of tech companies that have been investing in and transitioning into media companies, we believe it is essential for Paramount or really any legacy media business for that matter, to actually go the other way and believe that the future is the combination of art and technology working hand in hand with one another. Um, and by doing that, believe that we will be able to, you know, rejuvenate paramount and manage this transition, uh, very successfully. I mean, Gerry, anything you wanna add there?

Gerry Cardinale (07:51):

I’d say it start, it starts with the ip. And you know, what we do at redbird is, is we look for ways of monetizing world class ip. This is over a hundred year old business, and I think the binary views, uh, that are very black and white, that’s either too late or it’s over, you know, that never really proves itself out when you deal with very high quality and intellectual property. I remember, you know, recently over the last, uh, several years, you know, the demise of the cable bundle was pro prognosticate and everybody thought ESPN was over. And then sure enough, guess what? Well, people aren’t gonna subscribe to 18 different streaming services to get sports. So there actually is a value proposition in the bundle. It’s the same thing here. Uh, and so what’s what’s also very instructive about this is that, you know, David and Skydance has been in partnership, you know, with Paramount, you know, over the, the last, uh, 15 years, and there is a synergy already built into that collaboration. Uh, and so, you know, the one thing that is very instructive here, Matt, is that, you know, this, we’re not just deal guys looking to do a deal. We’re not just private equity guys looking to go buy something. It, it doesn’t even that that didn’t even our minds, you know, we’re, we’re in business already. We have a real view where we’ve executed on that view that David just articulated at Skydance. So it’s not as if this is theory versus practice, it’s both

Matt Belloni (09:06):

Well, but this is Skydance a much smaller company swallowing a much bigger company. I mean, the numbers that have been out there was that there was $126 million in EBITDA in 2022, and you know, it was a strike year last year, but those numbers went down significantly last year. Yet you are getting a valuation of Skydance of, what is it, little less than $5 billion in this transaction. Like, how do those numbers make sense?

David Ellison (09:34):

So Matt, when you actually look at it, uh, I think a couple things are important when you obviously dive into that. Mm-Hmm. <affirmative> one is, I think what you need to understand about Skydance versus, uh, what I would say in any other traditional media company is that we fundamentally built a completely different mouse trap. Uh, you know, we don’t have the library that obviously, you know, 90% of our business is driven by new content. And so what the strikes effectively did was really split. Basically we got half a year of productivity in basically 23 and 24 and 25 is the first time that it actually normalizes. And the way we’ve, we, we built the business is it’s incredibly forward looking in its visibility to where, you know, you know, where, where it’s already over 70% predicted today going into 2025. So from that standpoint, when you look at the comps and multiples off of other pure play entertainment companies that have traded in the space, including very recently, this deal is actually at a lower multiple, uh, than what where other comms have obviously existed in the space. So, so I’d say that that’s for kind of, that’s one thing. The secondly, and just really kind of going towards it, it, it really is going to be, you know, kind of pun intended paramount to be able to creatively execute

Matt Belloni (10:44):

<laugh>. Oh, don’t, don’t do that. Don’t, don’t do that. Never, never do that.

David Ellison (10:50):

But, but seriously, think, think about it. We live in a world that is highly, highly competitive. Mm-Hmm, <affirmative>. And our viewpoint has always been that, you know, you, you know, kind of you’re living in a world where an A is failing. You have to be an A, you have to have a creative qua, uh, creative culture that believes that quality is the best business plan that will actually encourage everybody to aim high and not stop working until they get there. And when you do that, you can do truly remarkable things. In addition to that, we’ve obviously on the, on the family side and the tech side, I remember when people said similar things about Oracle. I remember the stories that Oracle was a dinosaur. I remember the stories that Oracle was an on-prem company that could never manage the crowd in SaaS revolution. And today it’s trading at, at all time highs.

(11:34):

And I think if you step up to 10,000 feet, what we’ve been doing as an industry is, I think looking at things not exactly through the right lens when it comes to traditional media. Traditional media companies don’t have the benefit of, you know, being a runaway hit startup. Like when you look at an Amazon or you look at a Netflix that obviously ran a, you know, the both absolutely remarkable companies that we’re in business with. The, the job at Paramount is to transition a business that obviously needs to manage its declining assets. And there are some hard decisions that we have to make there. There’s some restructurings that we’re going to have to do there while continuing to invest in the growth areas of the business. And when you do that, what happens is you get to a period of time where those declining assets get to a point that and, and the, and the growth assets really take off. And once that occurs, you transition to being a pure play growth company and, and you get a multiple of investment on where you are currently. Um, you know, I think Oracle successfully did that incredibly well. Microsoft disrupted themselves and did that incredibly well. Uh, I believe others in the, you know, quote unquote legacy media ecosystem are absolutely gonna do that successfully. And I, I know that is what we’re gonna do, at Paramount.

Matt Belloni (12:48):

Paramount. And that’s essentially what I’ve been saying is that to make this transition, you need money. You need the cushion of money, and that’s something that this company has not had, they have not had the luxury of being able to stick it out and spend what you need to spend to get to the other side in this transition period. And you believe that the resources you bring both from your family and from your partner in Redbird, that that will get this company to the other side.

David Ellison (13:20):

So Matt, so you, you absolutely need resources, uh, undeniably. So, and obviously, you know, the, the, the, the sizeable investment that we’re making into Paramount, you know, puts, uh, significant cash on the balance sheet to obviously allow us to invest in growth. It also allows us to delever the company, but it also really is people. Um, and I think when you look at, you know, whether, whether, whether it’s John Lasseter, whether it’s Dana Goldberg, Jeff Shell, who is, uh, sitting here next to me, uh, Gerry, this really is fundamentally a business of people. And the way you get to your goal is by assembling the most talented leadership team in the industry and getting everybody aligned with aiming high and accomplishing that goal. And when you do that, I believe there is genuinely nothing that is not possible. In addition to that, I, again, I’ll, I’ll go back to it.

(14:05):

I do believe it is that, I mean, my, my my favorite kind of Pixar quote, which is actually John’s and him and Steve always used to talk about was, you know, art challenges, technology, technology inspires the art. It is the way that basically art and technology have to work hand in hand together today to obviously meet this particular moment in time is gonna be what is required. That is, you know, and when you, when you look at Silicon Valley and Hollywood, those are, those are very different cultures. Those are very different companies. And what you really need is those two things to, to merge. And I think when you look at the leadership team that we’ve assembled, and obviously the, the capabilities on the storytelling side as well as on the tech side, I believe we can obviously meet this moment and successfully transition this business, uh, to a multiple for all shareholders.

(14:51):

And, but, but to do that, uh, we are gonna need support of obviously the, the, the creative community. You know, we, we need the remarkable artists in this business to choose to call Paramount home and believe that, you know, we will build, um, you know, obviously a company or, or build upon the legacy of this remarkable business to have this be the first off of where they wanna work. It will be unbelievably stable, it will be owner operated. And you haven’t seen that in our industry in a very long time. And, uh, and the outreach we’ve gotten so far has been really compelling and, you know, and we wanna make sure that we obviously deliver for that community.

Gerry Cardinale (15:28):

Matt, there’s two aspects to that. I just wanna call out observing this, the two aspects he talked about, which was the, the Venn diagramming, if you will, of the, of tech and Hollywood. Uh, and then the talent friendly, uh, creative community coming together. He’s done that very successfully over very long period of time at Skydance. That’s not true. I’m

Matt Belloni (15:47):

Not worried about that. I don’t think anybody’s worried about you being able to attract top level artists. I mean, you’ve done this for 10 years. You are one of the rare owners now who has actually sat in Greenlight meetings and read scripts and produced movies with a PGA mark. Like, I’m not worried about that. The, the, the question is the, the other stuff, the, you know, what to buy, what to sell, you know, and, and how are you guys approaching that? Because obviously you have in mind what this company should look like in five years and you know that, so let’s just ask what will this company look like in five years? What will it have that it doesn’t have, and what will it not have that it currently has?

David Ellison (16:29):

So Matt, I hope you understand there’s only certain levels to where we can

Matt Belloni (16:32):

<crosstalk> I know, I know, I know. In the

David Ellison (16:34):

Interim period,

Matt Belloni (16:35):

I know. But generally speaking, generally speaking, will, you know, will you jv or sell off most of the cable assets?

David Ellison (16:43):

Here’s what I would kind of say going into that. Mm-Hmm. Is one in this, in this interim period. Um, you know, we obviously have confidence, uh, obviously in the Paramount management team to, to, to be able to navigate all the things that are required. Um, as you know, the ecosystem is obviously changing rapidly. Um, paralysis is very simply not an option. Um, you know, you know, within all the realms of all the, of obviously, uh, you know, regulatory, um, we have, we believe the appropriate seat of the table to obviously be able to effectively weigh in on, you know, divestitures that have been, that have obviously been talked about as well as partnerships that have been talked about.

Matt Belloni (17:21):

Oh, that’s interesting. So, so the CEOs, these three CEOs that are currently running the company, and they have articulated a plan to cut costs and begin selling off assets like BET, that’s going to continue in this interim period. It’s not stopped for this regulatory period.

David Ellison (17:38):

It has not stopped, uh, within all of the regulatory bounds. We have, you know, the, I would say the appropriate seat of the tables as far as I can go towards that. And we have confidence, obviously, that team, as you said, one of the benefits we’ve had is we’ve been fortunate enough to get to work with Paramount for 15 years, so we know everybody there very well. Uh, but no, that will not stop and, and candidly cannot stop, uh, basically, you know, given the, the rapidly changing environment. And, you know, and I think when you, when you look forward, um, nobody is obviously debating, you know, the, basically the, the current state of the cable ecosystem that said, they are very profitable businesses that do need to be managed differently. They need to be managed, uh, for cash flow. Um, and then the company needs to invest in the growth areas.

(18:25):

You know, it needs to obviously invest in its film businesses make more movies, it needs to obviously invest in its streaming business. Uh, the combination of animation and Nickelodeon will create a powerhouse in family content and animation. And we’re also gonna build a robust and significant interactive business. If you look at what we’ve done on the VR side with basically walking dead seats and centers in our partnership with Meta, you know, over 3 million units sold there, uh, with Amy Henning’s team at guidance games, uh, you know, we’re in partnership obviously with both Marvel and Lucasfilm and, and kind of, you know, pioneering and, you know, kind of the next generation of narrative storytelling games. Um, when you think about how you can plug that interactive engine into the Paramount I, uh, library and scale it, um, there’s several significant growth areas in this business. And, and again, as we talked about earlier, it is about managing that transition and ensuring that you do so by making sure you’re working with the most talented artists in the world with the best leadership team, uh, obviously, you know, in the, you know, overseeing the company, the appropriate cash on the balance sheet.

(19:27):

And in doing that, we can emerge from this period of time as a winner in the space.

Matt Belloni (19:32):

Okay. So while you’ll be, you’ll be involved, but not overly involved per regulatory rules in what happens over the next year or so, and the CEOs that are in place are going to be able to essentially effectuate the plan to cut costs, sell off assets, or do joint ventures, whether it’s NBCU or Amazon for streaming and other things that you think are urgent for the business, right?

David Ellison (19:59):

Correct.

Matt Belloni (20:04):

This was a very complicated transaction, I’m sure. I don’t need to tell you that, but it was also essentially a very personal negotiation. You know, Shari has personal connections to these assets. It was her father’s legacy. The two of you had many, many conversations I understand about this. What was it do you think that caused her to get back to the table, um, about a week and a half ago? Was it just the financial sweeteners? Was it the indemnification, or was something, did she sort of have a realization in your mind that you were ultimately the best home for these assets and that she should reconsider?

David Ellison (20:48):

I mean, Matt, the first thing I’d wanna say there is I, I have the utmost respect for, for Shari Redstone, Sumner Redstone and, and the legacy that they built at Paramount Pictures. Um, you know, and feel honestly, you know, privileged, honored and humbled, uh, that she’s entrusted us to, to build upon that legacy of her family. Um, you know, I, I think, you know, like I’ve been in this business for 15 years now. Uh, we care a great deal about this community. We’re passionate and love the stories that we tell, uh, regardless of medium. And, you know, and from the very beginning, the conversations with Shari, we’re not how do we break up this business? It was how do we recapitalize it and how do we transition into the future? And, you know, that’s what we’re excited to do. And that is what Sheri was ultimately supportive of. And, um, you know, and, and I am nothing but, uh, but grateful to her, uh, for entrusting us with that opportunity.

Gerry Cardinale (21:42):

Yeah. Look, Matt, what I’d say is that, you know, this was a long continuum. Mm-Hmm. <affirmative>, we formally engaged in these discussions since last December. So the benefit that we had coming into the tail end of, of, of this dialogue was that, you know, the, the fundamental constructs that were very important to her as the base of this whole thing did not change. And, and, you know, we, we really were the only ones showing up who wanted to comprehensively bear hug the entire portfolio of assets and rejuvenate ‘em and take ‘em into the 21st century. We, that’s the best way to ensure protection of, of a le the legacy of an over a hundred year old company. And that was very important to David and his family from day one.

Matt Belloni (22:21):

Well, but you did, you did sweeten the financials at the end.

Gerry Cardinale (22:24):

Yes. But again, we sweetened the financials in the sense that it, but, but the, the, the construct of the deal, you know, which is really what’s material did not change. There were, there were tweaks around the edges and we evolved obviously from where we started to where we ended up. But it can’t just be the sweeteners that got the deal done, the, the deal, the deal had its own inertia to get done because the Phil, the philosophy of these two families in their, in their dialogue with each other were very much simpatico.

Matt Belloni (22:51):

Right. Will Shari get a board seat,

David Ellison (22:54):

Um, uh, by Matt? Not something I can, uh, I, I can speak to at this time. Apologies. Okay.

Matt Belloni (22:59):

Um, another one question for Gerry. Why isn’t KKR involved in this deal? They’ve been a big Skydance investor and they either chose or were not included in this deal as it was announced.

Gerry Cardinale (23:11):

Hey, look, they’re, they’re great partners. They’re, they’re, they’re world class firm. Um, they, they invested in Skydance fairly recently, but they’ve been great partners, uh, along the way. They’re fun through which they made their investment in Skydance can’t own public stock. So it’s not, this was not a transaction that they were gonna be able to participate in.

Matt Belloni (23:29):

Is that the only reason I’ve heard that they didn’t love the deal?

Gerry Cardinale (23:32):

You’ll have to ask them. Uh, that’s, I haven’t had that discussion with them.

Matt Belloni (23:36):

Okay. Okay. Strategy, build up your owned and operated platforms. Everything I’ve heard so far is that the strategy is to move paramount more towards the arms dealer strategy that Sony has employed. And yet, in the press release and in your comments, you’re talking a lot about Paramount Plus and Pluto. So how do you see this working out? You know, paramount already does a lot of licensing and a lot of arms dealing, but it has focused on its D two C strategy. Do you see that shifting? And if so, how much towards the arms dealer versus owned and operated?

David Ellison (24:22):

Yeah, no, uh, Matt, it’s a great question. Like, and just for starters, I, I don’t think it’s a, it’s a binary approach here. Mm-Hmm. <affirmative>, you know, I mean, I don’t think the current environment is that simple. Uh, I think Paramount Plus is, is a, is a remarkable asset that’s obviously been growing really significantly, uh, has has phenomenal original content. I mean, I’m a huge fan of obviously everything Taylor Sheridan has obviously produced for it. Uh, you know, that said, I do think you need to look at, obviously being profitable in streaming is obviously is critical. And, um, and, and getting there as fast as we possibly can is, uh, is a priority for us. Um, you know, I think we will absolutely evaluate it. It’s too early to make any definitive declarations. Uh, but, you know, you should absolutely evaluate whether or not a licensing approach makes sense on the international side. Uh, you know, we’ve, we’ve obviously had incomings around joint ventures. Those will, those are conversations that we announced a deal today. Needless to say, it’s all premature to kind of get into. Sure. But I do believe that all options should be on the table and, and appropriately evaluated. But Paramount Plus does need to be, obviously in a significant asset. It’s one that we’re going to continue to invest into.

Matt Belloni (25:32):

So you are, you are invested in Paramount plus the, it’s not going to get merged into one of these others or shut down or anything like that.

David Ellison (25:40):

Uh, Matt, I said there are, we, we, when you look at international licensing or when you look at a joint venture, those are all things that will be explored. I, I can’t speak, um, beyond that is obviously we, we just announced this deal today. Mm-Hmm. <affirmative>. Um, but I think one of the things I would say definitively is both on the content side, but also obviously on the tech platform side, there is a significant amount of things we can do to build Paramount Plus into a truly differentiated technology platform that I look forward to being able to discuss in more detail. But we, that, that is a priority and focus for us, us uh, you know, it’s, it’s not shutting down or exiting that space.

Matt Belloni (26:17):

Okay. Alright. Um, you know, Jeff Shell, when he was at NBCUniversal was pretty instrumental in shortening the theatrical windows for films and really exploiting the PVD, the premium video on demand window after as soon as three weekends after these films were in theaters. Um, have you thought a little bit about the theatrical strategy for Paramount and whether Jeff is gonna essentially run the Universal playbook there and, and do you see Paramount releasing more movies in theaters, fewer movies in theaters about the same?

David Ellison (26:55):

So, I mean, uh, one, you know, the, the, the, the combination of obviously the film studios, you know, our intent is to, is to obviously produce more is obviously to produce more movies. A big part of this transaction is we’re obviously unifying the rights to all of the crown jewels in the Paramount library that Skydance has, you know, uh, you know, owned 25 to 50% up for a long period of time. And being able to really take a, a franchise approach to how, uh, to have those titles are managed. We’re also big believers in original storytelling and believe as an industry, especially in the theatrical space, um, the quality has to be there. Quality has genuinely never been more important than it’s right now. You know, um, you know, good isn’t good enough. You have to be great. I think we all know that in terms of execution. Um, and, and we’re big believers in obviously the, the theatrical ecosystem and, and that experience.

Matt Belloni (27:46):

So more, more movies in theaters.

David Ellison (27:48):

Yes, we will absolutely make more movies in theaters.

Matt Belloni (27:50):

But most of the Skydance movies other than the big franchises over the past three to five years have been made for streamers.

David Ellison (27:58):

Probably Matt. I think that that’s definitely true. I would say, you know, there, you know, COVID definitely factored into Sure. Obviously significant amount of that, of that, of that timing. And if you look across the, the history of our portfolio, again, I’ll go back to don’t believe in a one size fits all approach. And one of the things, and the way that we’ve always looked at it at Skydance, um, is it was always a case by case decision on what is the best decision for this movie with this filmmaker and this story in this particular moment in time. And, and really taking a bespoke approach to every single movie is, I think, essential. I think we know every story is different and every story needs to be, uh, a evaluated as such.

Matt Belloni (28:38):

So something like Beverly Hills Cop four that just came out on Netflix, would you have put that in theaters?

David Ellison (28:43):

I wasn’t involved in that. I don’t wanna second guess any decision anybody made there. Uh, but I think if you look at, you know, kind of the, the, the scale of Skydance, I mean, you know, today, you know, we’re gonna, you know, we’re currently, you know, shooting six different movies, 10 different television series, you know, four different animated movies in various stages of production. You know, three interactive titles. So I mean, we, you know, we’re, we’re, we’re, we’re big believers in storytelling across Medium. And that’s only gonna continue and expand. Um, you know, we get to the finish line in Paramount.

Matt Belloni (29:12):

Are you gonna be a 60-year-old mogul? Are you in this for the long haul?

David Ellison (29:18):

Look, Matt, this is definitely, uh, <laugh>. The answer is absolutely yes. Uh, no. I mean, look, I mean, look, try and ask what to, I’m 60, forgive me. Uh, you know, ask, ask me 10 years,

Matt Belloni (29:30):

<laugh>. No, but that’s, but you get my point. That’s what people want. There is so much chaos and uncertainty in this entertainment business these days, and nobody knows when they sign up to make a movie, if it’s gonna be written off for a tax credit, if it’s gonna be transferred over to the streaming service, if they can trust the person in the chair or they’re gonna get merged out of the job. Are you in this for the long haul?

David Ellison (29:56):

Yeah, man, let me, if I can’t actually retract the thing I said yes, that was a joke, and I should probably not do that because that’s not my skillset is that, um, I’m definitively in this for the long term. I mean Mm-Hmm. <affirmative>, you know, we’re 15 years into Skydance, and very simply, this is what I wanna do for the rest of my life. Mm-Hmm. <affirmative>, um, you know, I was fortunate enough to get to grow up in Silicon Valley. My first job was as a computer programmer at Oracle. Um, but you know, I went to film school at USC because I’ve been passionate about this since I was a kid. And, and I do believe that that level of passion in this business is important. You, you have, you have to be disciplined, but you also have to love what you do. And, and again, fundamentally, um, you know, the entertainment business is not an individual business.

(30:38):

It is a team sport. And I think having a studio that is, that is owned and operated, that is stable for the foreseeable future and is going to provide a home, really a one-stop shop for the best talent in the world to work irrespective of mediums, is something that we think is unbelievably compelling. And then when you plug that in with all of the differentiated technological applications that we are able to utilize, uh, believe that Paramount will not only meet this moment, but we will successfully transition the business, and that the company’s brightest days are very much ahead of it, very simply, we would not be making this level of investment if we weren’t very confident in that fact.

Gerry Cardinale (31:16):

And Matt, let me just say, you know, mm-hmm, <affirmative>, I, I’ve been looking for 30 years to invest in this part of the media and entertainment space. Um, and you know what, what really caught me was, was David, David, I, you know, when we decided to invest in Skydance, uh, uh, over five years ago, I, I saw in him a unicorn and there was a crossover. You know, rarely do you see someone who can I call it left brain, right brain, but someone who can be in a room with James Cameron and do the creative, um, at, at a world class level at the same time, you know, be a very sophisticated business operator that knows how to take a dollar of revenue and turn it into, you know, cash flow. That was unique, particularly in Hollywood where typically it’s just other people’s money. And then the second crossover that I thought really rounded out the unicorn analogy is, you know, the fact that he started as a, a, a programmer at Oracle at age 13, he comes, you know, having, you know, apprenticed with Steve Jobs and, and, and you know, guys like that, you know, he really brought to bring that to Hollywood.

(32:17):

You know, if you, if you had spent 30 years like I have investing in IP based businesses, you know, if you’re paying attention, you should say, whoa, you know, and, and you know, today he’s 40 years old and so to your question about 60 years old, I mean, I just think that that is, there’s going to be a changing of the guard in Hollywood and it’s gonna require that kind of crossover and, and the fact that he’s got this runway because he’s so young is really interesting. And so we, that was the big thing.

Matt Belloni (32:42):

Alright guys, well I know you have to go. Uh, I really do think your first priority should be to change the federal laws on helicopter pads, on studio laws, <laugh>. Um, so get to work on that. That should, you should think about nothing else for the next few months, <laugh>.

David Ellison (32:57):

Absolutely. And, and Matt just, uh, thank, thank, thank you for having us on and, uh, it’s a, it’s, it’s a privilege and we really appreciate the time today.

Important Information About the Transactions and Where To Find It

In connection with the proposed transactions involving Paramount, Skydance and NAI (the “Transactions”), Paramount will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include an information statement on Schedule 14C and that will also constitute a prospectus of Paramount. Paramount may also file other documents with the SEC regarding the Transactions.

This document is not a substitute for the information statement/prospectus or registration statement or any other document that Paramount may file with the SEC. INVESTORS AND SECURITY HOLDERS OF PARAMOUNT ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE INFORMATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the information statement/prospectus, and other documents filed with the SEC by Paramount through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Paramount (+1-646-824-5450; jaime.morris@paramount.com).

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains both historical and forward-looking statements, including statements related to our future results, performance and achievements. All statements that are not statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements reflect our current expectations concerning future results and events; generally can be identified by the use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “may,” “could,” “estimate” or other similar words or phrases; and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements.

Important risk factors that may cause such a difference include, but are not limited to: (i) that the Transactions may not be completed on anticipated terms and timing (or at all), (ii) that a condition to closing of the Transactions may not be satisfied, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) that the anticipated tax treatment of the Transactions may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the Transactions, (v) potential litigation relating to the Transactions that could be instituted against Paramount or its directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions, (vii) any negative effects of the announcement, pendency or consummation of the Transactions on the market price of Paramount’s common stock and on Paramount’s or Skydance’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the Transactions, (ix) the risks and costs associated with the integration of, and the ability of Paramount and Skydance to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the Transactions will harm Paramount’s business, including current plans and operations or by diverting management’s attention Paramount’s ongoing business operations, (xi) the ability of Paramount to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in Paramount’s most recent annual report on Form 10-K and quarterly report on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors. There may be additional risks, uncertainties and factors that we do not currently view as material or that are not necessarily known.

These risks, as well as other risks associated with the Transactions, will be more fully discussed in the information statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 is, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Paramount’s consolidated financial condition, results of operations, credit rating or liquidity. The forward-looking statements included in this communication are made only as of the date of this communication, and we do not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by applicable law.